Exhibit 99.1.

REPORT ON MATERIAL INFORMATION

“REMOVAL OF ISSUER’S SECURITIES FROM QUOTATION LIST A1”

1.                              General Information

1.1.                      Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                      Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                      Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.                      State Registration Number (OGRN): 1027700198767.

1.5.                      Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                      Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts.

2.                              Material Information

2.1.                      Full proprietary name of the stock exchange: Open Joint Stock Company “Russian Trading System “Stock Exchange”.

2.2.                      Type and category of removal securities of the Issuer: registered paperless ordinary shares (state registration number: 1-01-00124-A as of September 9, 2003).

2.3.                      Under the decision of Management Board Chairman of Open Joint Stock Company “Russian Trading System “Stock Exchange” dated April 27, 2009 registered paperless ordinary shares of Issuer were removed from the list “Securities included in Quotation list A1”.

3.                              Signature

3.1.                      Deputy General Director —

Finance Director	s/s	Anton A. Khozyainov

3.2.                      Date: May 7, 2009.